

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2021

Richard J. Hendrix
Chief Executive Officer
Live Oak Acquisition Corp. II
40 S Main Street, #2550
Memphis, TN 38103

Re: Live Oak Acquisition Corp. II
Amendment No. 3 to Registration Statement on Form S-4
Filed September 10, 2021
File No. 333-256880

Dear Mr. Hendrix:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-4 Filed September 10, 2021

General

1. We note that the proxy statement/prospectus is missing information such as the LOKB record and special meeting dates, the number of shares of LOKB common stock and preferred stock to be authorized in the amendment to your charter, the value of Class A common stock from PIPE investors on page 9, the value of sponsor and founders stock on pages 21, 22, 23 and 88, and per share market price on pages 19 and 291. Please include this information, and any other missing information, in a pre-effective amendment.

Richard J. Hendrix
Live Oak Acquisition Corp. II
September 15, 2021
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon at 202-551-3866 or Anne Mcconnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Sherry Haywood at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: John Kupiec